

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2014

Via E-mail
Amber Marie Chavez
Chief Executive Officer
Carbon Credit International, Inc.
1247 N. Orange Grove Ave
Suite 106
Los Angeles, CA 90046

> **Re: Carbon Credit International, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 11, 2014**
> **File No. 333-199371**

Dear Ms. Chavez:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We have reviewed your response to comment 2 of our letter dated November 14, 2014, but we remain concerned that your company is a shell company. As previously requested, please provide us with your analysis as to why you believe your company is not a shell company. In this regard, we note that in your response counsel discusses your real estate business, which appears to be inconsistent with the proposed business activities described in your prospectus. In your response, please address your actual operations. To the extent those activities are proposed rather than implemented, please address this distinction. Regarding your consulting agreement with Core Capital, which appears to be the sole source of your revenue, please help us understand the specific services you have provided to Core Capital. If you conclude that your company is a shell company, please revise your prospectus to disclose, on the cover page and in the summary, that you are a shell company. Please further disclose in appropriate places,

including the Risk Factors section, the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144, and the potential reduced liquidity or illiquidity of your securities.

Dilution, page 22

2. We reviewed your response to comment 8 in our letter dated November 14, 2014 and the revisions to your disclosure in the first paragraph. You disclose that your net tangible book value at September 30, 2014 was ($7,638) or ($.001) per share. However, the balance sheet on page 48 reflects a net tangible book value of $7,138, which equates to a net tangible book value of $.0014 per share. Please revise or advise.

3. We note your response to comments 9 and 10 in our letter dated November 14, 2014 and reviewed your revised disclosure. As indicated in our previous comment, we understand that you expensed $9,000 of offering costs as of September 30, 2014 as disclosed in Note 1 to the financial statements under the "Organization and Offering Costs" subheading. As such, you should exclude the offering costs expensed through September 30, 2014 from the offering expenses included in your calculations of net tangible book value and net tangible book value per share after the offering. Please revise and, in doing so, include disclosure in a footnote or otherwise that the offering expenses expensed through September 30, 2014 are excluded from the calculation of net tangible book value and net tangible book value per share after the offering. In your response, please provide us with your revised dilution calculations.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

Liquidity and Capital Resources, page 38

4. We reviewed your response to comment 20 in our letter dated November 14, 2014. We are unable to locate the revised disclosure set forth in your response. As previously requested, please disclose that the report of your independent accountant is qualified as a result of questions about your ability to continue in existence and expand your discussion to clearly describe your present financial difficulties and viable plans to overcome those difficulties including your ability or inability to generate sufficient cash to support your operations during the next year. Please refer to Section 607.02 of the Codification of Financial Reporting Policies.

Plan of Operations, page 40

5. We have reviewed your response to comment 22 of our letter dated November 14, 2014. We note that estimated costs for the next twelve months range from $70,000 to $340,000. We also note that expenditures in the use of proceeds table on page 20 range from

$75,000 to $373,000. Excluding legal and accounting fees and lease expense, expenditures for operating expenses in the use of proceeds table range between $18,000 and $297,000. Please revise your disclosure so that an investor is able to understand the nature of the cost estimates and how the cost estimates relate to the use of proceeds from the offering. In this regard, please disclose what expenses have not been included in the Plan of Operations. Additionally, please quantify any operating expenses not already included in the table and disclose how you intend to finance those separate expenses.

Item 15. Recent Sales of Unregistered Securities, page 61

6. Your disclosures here and in Note 4 to your Financial Statements provide two different dates for the offer and sale of common stock to Ms. Chavez, one of which is several months prior your incorporation. As previously requested, please revise your disclosures to resolve the inconsistent date.

Item 16. Exhibits, page 61

7. As previously requested, please file all of your exhibits using the proper EDGAR filing codes for each type. For example, you list Exhibit 5.1 as the Opinion re: Legality and Consent of Counsel; however, you have filed this legal opinion as Exhibit 99.11.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact William Thompson, Accounting Branch Chief, at 202.551.3344 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at 202.551.3485, Dietrich King, Legal Branch Chief, at 202.551.3338 or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara Ransom
Assistant Director

cc: Adam S. Tracy